**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**May 15, 2014**

**ORDER GRANTING CONFIDENTIAL TREATMENT**
**UNDER THE SECURITIES EXCHANGE ACT OF 1934**

**WEX Inc.**
**File No. 1-32426 - CF#30730**

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WEX Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from Exhibit 10.2 to a Form 10-Q filed on May 2, 2013, as modified by the same contract refiled with fewer redactions as Exhibit 10.21 to a Form 10-K filed on February 27, 2014.

Based on representations by WEX Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

| | |
|---|---|
| Exhibit 10.2 to Form 10-Q filed May 2, 2013 | through March 2, 2015 |
| Exhibit 10.21 to Form 10-K filed February 27 2014 | through March 2, 2015 |

For the Commission, by the Division of Corporation Finance, pursuant to Delegated Authority:

Kevin M. O'Neill
Deputy Secretary